UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) __**March 11, 2004**__

MYERS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Ohio	**1-8524**	**34-0778636**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1293 South Main Street, Akron, OH	**44301**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, including area code __**(330) 253-5592**__

(Former name or former address, if changed since last report)

Item 5. **Other Events and Regulation FD Disclosure**

On March 11, 2004, the Registrant issued a press release announcing that it had closed on the acquisition of ATP Automotive, Inc., comprised of Michigan Rubber Products, Inc. and WEK Industries, Inc. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 7. **Financial Statements and Exhibits**
   (c)   Exhibits
           99.1   Press release of Company dated March 11, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Myers Industries, Inc
(Registrant)


DATE **March 11, 2004**   By: **/s/ Kevin C. O'Neil**
                                 Kevin C. O'Neil
                                 General Counsel and
                                 Assistant Secretary